                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                         -----------------------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                         -----------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation* $17,162,992 Amount of Filing Fee: $3,432.60

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 286,049.86 units of limited partnership interest of the subject partnership for $60 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $3,089.34     Filing Parties:   AIMCO Properties, L.P.


Form or Registration No.:    Schedule 14D     Date Filed:       July 1, 1999


                         (Continued on following pages)

       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 13 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 4 to the Schedule 14D-1, originally filed May 14, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/2 (the "Partnership"); and (b) Amendment No. 13 to Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998 by Reedy River Properties, L.L.C. ("Reedy River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by
(i) Amendment No. 1, filed with the Securities and Exchange Commission (the "Commission") on July 30, 1998 by Cooper River Properties L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2 filed with the Commission on August 8, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3 filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4 filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5 filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew
L. Farkas, (vi) Amendment No. 6 filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7 filed with the Commission on October 26, 1998, by Reedy River Properties, L.L.C. ("Reedy River"), AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (viii) Amendment No. 8 filed with the Commission on January 29, 1999, by Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP, and AIMCO, (ix) Amendment No. 9, filed with the Commission on May 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xi) Amendment No. 11, filed with the Commission on July 1, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and
(vii) Amendment No. 12, filed with the Commission on July 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated June 11, 1999 (previously filed).
         (a)(2) Letter of Transmittal and related Instructions (previously filed).
         (a)(3) Letter, dated June 11, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
         (a)(4) Supplement to Offer to Purchase, dated June 11, 1999 (previously filed).
         (a)(5) Supplement to Offer to Purchase, dated July 1, 1999 (previously filed).
         (a)(6) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
         (a)(7) Supplement to Offer to Purchase, dated July 13, 1999 (previously filed).
         (a)(8) Letter, dated July 13, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
         (a)(9)   Supplement to Offer to Purchase, dated July 22, 1999.
         (a)(10) Letter, dated July 22, 1999, from AIMCO OP to the Limited Partners of the Partnership.
         (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
         (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1) Agreement of Joint Filing, dated June 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper River (previously filed).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1999
                                           COOPER RIVER PROPERTIES, L.L.C.

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           REEDY RIVER PROPERTIES, L.L.C.

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           AIMCO/IPT, INC.

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           INSIGNIA PROPERTIES, L.P.

                                           By: AIMCO/IPT, INC.
                                               (General Partner)

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           AIMCO PROPERTIES, L.P.

                                           By: AIMCO-GP, INC.
                                               (General Partner)

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           AIMCO-GP, INC.

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                           APARTMENT INVESTMENT
                                           AND MANAGEMENT COMPANY

                                           By: /s/ Patrick J. Foye
                                               -------------------------------
                                               Executive Vice President

                                  EXHIBIT INDEX


        EXHIBIT
        NUMBER                      DESCRIPTION
        -------                     -----------
         (a)(1)   Offer to Purchase, dated June 11, 1999 (previously filed).
         (a)(2)   Letter of Transmittal and related Instructions (previously filed).
         (a)(3)   Letter, dated June 11, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (previously filed).
         (a)(4)   Supplement to Offer to Purchase, dated June 11, 1999
                  (previously filed).
         (a)(5)   Supplement to Offer to Purchase, dated July 1, 1999
                  (previously filed).
         (a)(6)   Letter, dated July 1, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (previously filed).
         (a)(7)   Supplement to Offer to Purchase, dated July 13, 1999
                  (previously filed).
         (a)(8)   Letter, dated July 13, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (previously filed).
         (a)(9)   Supplement to Offer to Purchase, dated July 22, 1999.
         (a)(10)  Letter, dated July 22, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership.
         (b)      Amended and Restated Credit Agreement (Unsecured
                  Revolver-to-Term Facility), dated as of October 1, 1998, among
                  AIMCO OP, Bank of America National Trust and Savings
                  Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
                  Current Report on Form 8-K, dated October l, 1998, is
                  incorporated herein by this reference).
         (b)(2)   First Amendment to Credit Agreement, dated as of November 6,
                  1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National
                  Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                  Report on Form 10-K for the fiscal year ended December 31,
                  1998, is incorporated herein by this reference).
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1)   Agreement of Joint Filing, dated June 11, 1999, among AIMCO,
                  AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper
                  River (previously filed).